UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 15, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FedEx Corporation - File No. 001-15829
Federal Express Corporation – File No. 001-07806

CF# 28872

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FedEx Corporation and Federal Express Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on September 19, 2012.

Based on representations by FedEx Corporation and Federal Express Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through September 18, 2022
Exhibit 10.2	through July 31, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Loan Lauren P. Nguyen
Special Counsel